1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

TSMC January 2013 Sales Report

Hsinchu, Taiwan, R.O.C. – February 8, 2013 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for January 2013: On a consolidated basis, net sales for January 2013 were approximately NT$47.44 billion, an increase of 27.7 percent from December 2012 and an increase of 37.1 percent over January 2012.

Note: All Taiwan-listed companies are required to adopt International Financial Reporting Standards (IFRS) beginning in 2013. In accordance with changes in regulations related to the adoption of IFRS, TSMC will report only consolidated financial figures from January 2013.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	January 2013	December 2012	M-o-M Increase (Decrease) %	January 2012	Y-o-Y Increase (Decrease) %

Net Sales	47,439	37,154	27.7	34,606	37.1

*	Year 2013 figures have not been audited.
*	January and December 2012 figures have been recalculated based on IFRS

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2013.

1. Sales volume (in NT$ thousands)

Period	Items	2013	2012
Jan.	Net sales	47,438,687	34,606,486

2. Funds lent to other parties (in NT$ thousands)

	Limit of lending	Jan.	Bal. as of period end
TSMC Partners*	39,544,825	—	3,843,970
TSMC Development**	13,710,886	532,242	2,262,029

*	The borrower is TSMC China, TSMC’s wholly-owed subsidiary.
**	The borrowers are TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands): None.

4. Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

TSMC

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	4,717,662	12,579,565
	Mark to Market Profit/Loss	—	259,557	21,544
	Unrealized Profit/Loss	—	225,252	23,299
Expired Contracts	Notional Amount	—	20,173,620	7,986,190
	Realized Profit/Loss	—	42,269	2,839
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC China

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	927,947	—
	Mark to Market Profit/Loss	—	(4,177)	—
	Unrealized Profit/Loss	—	(1,638)	—
Expired Contracts	Notional Amount	—	958,347	—
	Realized Profit/Loss	—	2,030	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	501,796	1,071,351
	Mark to Market Profit/Loss	—	6,436	9,212
	Unrealized Profit/Loss	—	6,805	9,928
Expired Contracts	Notional Amount	—	479,449	1,025,039
	Realized Profit/Loss	—	446	56
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	204,146	348,168
	Mark to Market Profit/Loss	—	256	6,310
	Unrealized Profit/Loss	—	487	6,343
Expired Contracts	Notional Amount	—	155,064	58,100
	Realized Profit/Loss	—	—	3
Equity price linked product (Y/N)		—	N	N

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 8, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer